

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 1, 2008

Via Fax & U.S. Mail

Mr. Manu Ohri
Chief Financial Officer
Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614

> **Re:**   **Financial Media Group, Inc.**
> **Form 10-KSB for the Fiscal Year Ended August 31, 2007**
> **File No. 000-32923**

Dear Mr. Ohri:

We have reviewed your response dated June 20, 2008, and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basic and Diluted Net Loss Per Share, page 30

1. Refer to our previous comment 2. Please present your proposed revised table in your response. This table should disclose all securities that could potentially dilute basic EPS in the future. See paragraph 40(c) of SFAS 128. Please note that, as the objective of presenting diluted EPS is to measure the performance of an entity over a reporting period while giving effect to all dilutive potential common shares outstanding during the period, this table should present the potential common shares resultant from all securities that are currently anti-dilutive.

2. As a related matter, we note the disclosure that your net loss per share for all periods presented has been restated to reflect the adoption of SFAS 128. Since SFAS 128 was issued in 1997, it is unclear whether or not you are currently restating your EPS to reflect the adoption of SFAS 128. Please clarify your EPS disclosures, as appropriate.

Note 3 – Marketable Securities, page 32

3. It is unclear that your impairment policy is consistent with SAB Topic 5M, which states that factors to be considered include length of time and the extent to which the current value has been less than cost. With respect to unrealized losses of 12 months or greater, it appears your policy only considers the extent of loss and ignores the length of time. Also, it appears you consistently sell marketable securities to help fund your operations. However, SAB Topic 5M states that another factor to be considered is the intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. In addition, SAB Topic 5M states that, unless evidence exists to support a realizable value equal to or greater than the carrying value of an investment, a write-down accounted for as a realized loss should be recorded. It is unclear what evidence exists with respect to the securities you hold with unrealized losses of greater than 12 months. Please further explain to us how you believe your policy is appropriate in light of all of the factors to be considered set forth in SAB Topic 5M, and include a draft of your proposed revised disclosure in your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief